Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of June 30, 2014

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Financial Statements June 30, 2014 (Unaudited) (With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of June 30, 2014, the separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2014 and 2013, the separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 14, 2014, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2014

This report is effective as of August 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of June 30, 2014 and December 31, 2013

(Unaudited)

(In millions of won)	Note	2014		2013

Assets
Due from banks	5, 21	￦	131,386	385
Trading assets	6		362,079	520,116
Loans, net	7, 21		1,337,083	1,337,083
Property and equipment, net			1,124	1,159
Intangible assets, net			6,353	6,508
Investments in subsidiaries	8		25,261,909	25,261,909
Deferred tax assets			2,123	2,331
Other assets, net	21		289,773	295,154

Total assets		￦	27,391,830	27,424,645

Liabilities
Borrowings		￦	7,500	7,500
Debt securities issued	9		6,590,321	7,098,797
Liabilities for defined benefit obligations	10		4,675	2,981
Other liabilities	21		380,467	340,895

Total liabilities		￦	6,982,963	7,450,173

Equity	11
Capital stock		￦	2,645,053	2,645,053
Hybrid bonds			537,443	537,443
Capital surplus			9,494,842	9,494,842
Accumulated other comprehensive loss			(3,323)	(2,919)
Retained earnings			7,734,852	7,300,053

Total equity			20,408,867	19,974,472

Total liabilities and equity		￦	27,391,830	27,424,645

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2014 and 2013

(Unaudited)

(In millions of won, except earnings per share data)	Note	2014			2013
		Three-month period		Six-month period	Three-month period	Six-month period

Interest income	21	￦	14,899	29,177	15,897	31,760
Interest expense	21		(69,716)	(141,242)	(78,390)	(157,460)

Net interest expense	12		(54,817)	(112,065)	(62,493)	(125,700)

Fees and commission income	21		6,434	35,017	28,580	57,161
Fees and commission expense			(2)	(55)	(26)	(81)

Net fees and commission income	13		6,432	34,962	28,554	57,080

Dividend income	14,21		—	922,734	68,538	919,805
Net trading income			4,481	6,791	3,329	3,955
Reversal of (provision for) credit losses	15,21		—	(24)	28	33
General and administrative expenses	16,21		(16,459)	(31,694)	(14,677)	(29,845)

Operating income (loss)	19		(60,363)	820,704	23,279	825,328

Non-operating income (expense)			(292)	(441)	1,650	1,617

Profit (loss) before income taxes			(60,655)	820,263	24,929	826,945

Income tax expense (benefit)	17		200	336	(17)	96

Profit (loss) for the period			(60,855)	819,927	24,946	826,849

Other comprehensive income (loss) for the period, net of income tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(404)	(404)	154	154

Total comprehensive income (loss) for the period		￦	(61,259)	819,523	25,100	827,003

Basic and diluted earnings (loss) per share in won	18	￦	(177)	1,633	4	1,647

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity

Balance at January 1, 2013	￦	2,645,053	537,443	9,494,842	(2,650)	6,992,233	19,666,921
Total comprehensive income for the period:
Profit for the period		—	—	—	—	826,849	826,849
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		—	—	—	154	—	154

		—	—	—	154	826,849	827,003

Transactions with owners:
Dividends		—	—	—	—	(393,878)	(393,878)
Dividend to hybrid bonds		—	—	—	—	(14,961)	(14,961)

		—	—	—	—	(408,839)	(408,839)

Balance at June 30, 2013	￦	2,645,053	537,443	9,494,842	(2,496)	7,410,243	20,085,085

	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity

Balance at January 1, 2014	￦	2,645,053	537,443	9,494,842	(2,919)	7,300,053	19,974,472
Total comprehensive income for the period:
Profit for the period		—	—	—	—	819,927	819,927
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		—	—	—	(404)	—	(404)

		—	—	—	(404)	819,927	819,523

Transactions with owners:
Dividends		—	—	—	—	(370,168)	(370,168)
Dividend to hybrid bonds		—	—	—	—	(14,960)	(14,960)

		—	—	—	—	(385,128)	(385,128)

Balance at June 30, 2014	￦	2,645,053	537,443	9,494,842	(3,323)	7,734,852	20,408,867

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

(In millions of won)	Note	2014		2013

Cash flows from operating activities
Profit before income taxes		￦	820,263	826,945
Adjustments for:
Interest income			(29,177)	(31,760)
Interest expense			141,242	157,460
Dividend income			(922,734)	(919,805)
Net trading income			(2,579)	(1,487)
Provision for (reversal of) credit losses	15		24	(33)
Employee costs			2,020	1,744
Depreciation and amortization	16		521	572
Non-operating expense			109	—

			(810,574)	(793,309)
Changes in assets and liabilities:
Trading assets			160,616	(326,452)
Other assets			293	407
Liability for defined benefit obligations			208	(231)
Other liabilities			47,725	(4,752)

			208,842	(331,028)

Interest received			28,606	32,689
Interest paid			(142,893)	(152,099)
Dividend received			922,734	919,805

Net cash provided by operating activities			1,026,978	503,003

Cash flows from investing activities
Issuance of loans			(50,000)	(50,000)
Collection of loans			50,000	50,000
Acquisition of property and equipment			(228)	(101)
Acquisition of intangible assets			(2,415)	(10)
Disposal of intangible assets			2,190	—
Acquisition of subsidiaries			—	(45,813)

Net cash used in investing activities			(453)	(45,924)

Cash flows from financing activities
Increase in borrowings			30,000	—
Repayments of borrowings			(30,000)	—
Issuance of debt securities			400,000	600,000
Repayments of debt securities issued			(910,000)	(750,000)
Debentures issuance cost paid			(813)	(1,236)
Dividends paid			(384,685)	(408,475)

Net cash used in financing activities			(895,498)	(559,711)

Net increase (decrease) in cash and cash equivalents			131,027	(102,632)

Cash and cash equivalents at beginning of period			382	212,818

Cash and cash equivalents at end of period	20	￦	131,409	110,186

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001. The Company engages in management of its subsidiaries, which operate in the financial service industry. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a) Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2013. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a joint venture, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2013.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

3.	Significant accounting policies

The accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2013.

4.	Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic groupwide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

4.	Financial risk management (continued)

i)	Risk management organization, continued

In order to maintain the groupwide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group is currently implementing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a groupwide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and implements crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Due from banks and loans (*1):
Banks	￦	131,386	385
Corporations		1,337,083	1,337,083

		1,468,469	1,337,468
Other financial assets (*1)(*2)		289,366	294,918

	￦	1,757,835	1,632,386

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise accounts receivable, accrued income, and guarantee deposits.

iii)	Information of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	￦	131,411	1,337,500	1,468,911
Less: allowance		(25)	(417)	(442)

	￦	131,386	1,337,083	1,468,469

	2013
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	￦	385	1,337,500	1,337,885
Less: allowance		—	(417)	(417)

	￦	385	1,337,083	1,337,468

(*)	Credit quality of due from banks and loans was classified as Grade 1.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities less than 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative liabilities:
Borrowings	￦	—	2,500	5,000	—	—	—	7,500
Debt securities issued		128,428	266,891	291,887	517,685	5,138,003	988,500	7,331,394
Other financial liabilities		47,119	5,521	154	34,702	24,349	—	111,845

	￦	175,547	274,912	297,041	552,387	5,162,352	988,500	7,450,739

	2013
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative liabilities:
Borrowings	￦	—	—	—	7,500	—	—	7,500
Debt securities issued		250,547	242,245	557,480	680,630	5,189,885	1,003,786	7,924,573
Other financial liabilities		14,949	25,505	17,959	—	26,894	—	85,307

	￦	265,496	267,750	575,439	688,130	5,216,779	1,003,786	8,017,380

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Trading assets	￦	—	362,079	—	362,079

	2013
	Level 1		Level 2	Level 3	Total
Trading assets	￦	—	520,116	—	520,116

•	The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 are as follows:

Classification	Valuation techniques	Type	Inputs
Trading assets	Net asset valuation approach	Beneficiary certificates	Net asset value

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	The financial instruments measured at amortized cost

•	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and fair value of the financial instruments measured at amortized cost as of June 30, 2014 and December 31, 2013 are as follows:

	2014			2013
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans (corporate)	￦	1,337,083	1,360,320	1,337,083	1,353,077
Liabilities:
Debt securities issued in won		6,590,321	6,715,267	7,098,797	7,171,457

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	￦	—	—	1,360,320	1,360,320
Liabilities:
Debt securities issued in won		—	6,715,267	—	6,715,267

	2013
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	￦	—	—	1,353,077	1,353,077
Liabilities:
Debt securities issued in won		—	7,171,457	—	7,171,457

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	￦	—	131,386	—
Trading assets		362,079	—	—
Loans		—	1,337,083	—
Other		—	289,366	—

	￦	362,079	1,757,835	—

Liabilities:
Borrowings	￦	—	—	7,500
Debt securities issued		—	—	6,590,321
Other		—	—	143,450

	￦	—	—	6,741,271

	2013
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	￦	—	385	—
Trading assets		520,116	—	—
Loans		—	1,337,083	—
Other		—	294,918	—

	￦	520,116	1,632,386	—

Liabilities:
Borrowings	￦	—	—	7,500
Debt securities issued		—	—	7,098,797
Other		—	—	121,008

	￦	—	—	7,227,305

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

5.	Due from banks

Restricted guaranteed deposits on bank accounts as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Other financial institution deposits	￦	3	3

6.	Trading assets

Trading assets as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Beneficiary certificates	￦	362,079	520,116

7.	Loans

(a)	Loans as of June 30, 2014 and December 31, 2013 comprise the following:

	2014		2013
Loans	￦	1,337,500	1,337,500
Less: allowance		(417)	(417)

	￦	1,337,083	1,337,083

(b)	Changes in allowance for credit losses for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

	2014
	Loans		Others (*)	Total
Beginning balance	￦	417	59	476
Provision for credit losses		—	24	24

Ending balance	￦	417	83	500

	2013
	Loans		Others (*)	Total
Beginning balance	￦	395	91	486
Provision for (reversal of) credit losses		22	(32)	(10)

Ending balance	￦	417	59	476

(*)	Include allowance for due from banks and other assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

8.	Investments in subsidiaries

Investments in subsidiaries as of June 30, 2014 and December 31, 2013 are as follows:

Investees	Location	Reporting date
Shinhan Bank	Korea	December 31
Shinhan Card	”	”
Shinhan Investment	”	”
Shinhan Life Insurance	”	”
Shinhan Capital	”	”
Jeju Bank	”	”
Shinhan BNP Paribas AMC	”	”
Shinhan Private Equity Investment Management	”	”
Shinhan Credit Information	”	”
SHC Management	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	June 30
Shinhan Aitas	”	December 31

	2014			2013
Investees	Ownership percentage (%)	Book value		Ownership percentage (%)	Book value
Shinhan Bank	100.0	￦	13,617,579	100.0	￦	13,617,579
Shinhan Card	100.0		7,919,672	100.0		7,919,672
Shinhan Investment	100.0		1,841,420	100.0		1,841,420
Shinhan Life Insurance	100.0		982,775	100.0		982,775
Shinhan Capital	100.0		408,922	100.0		408,922
Jeju Bank	68.9		135,220	68.9		135,220
Shinhan BNP Paribas AMC	65.0		91,565	65.0		91,565
Shinhan Private Equity Investment Management	100.0		14,783	100.0		14,783
Shinhan Credit Information	100.0		15,385	100.0		15,385
SHC Management	100.0		8,655	100.0		8,655
Shinhan Data System	100.0		10,026	100.0		10,026
Shinhan Savings Bank (*)	100.0		165,815	100.0		165,815
Shinhan Aitas	99.8		50,092	99.8		50,092

		￦	25,261,909		￦	25,261,909

(*)	On January 31, 2013, Yehanbyoul Savings Bank was acquired by Shinhan Financial Group as a directly owned subsidiary subject to the approval of Financial Services Commission and on April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank was renamed as Shinhan Savings Bank.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

9.	Debt securities issued

Debt securities issued as of June 30, 2014 and December 31, 2013 are as follows:

	2014			2013
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	2.90~5.52%	￦	6,600,000	2.90~5.58%	￦	7,110,000
Discount			(9,679)			(11,203)

		￦	6,590,321		￦	7,098,797

10.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Present value of defined benefit obligations	￦	12,369	11,099
Fair value of plan assets		(7,694)	(8,118)

Recognized liabilities for defined benefit obligations	￦	4,675	2,981

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Current service costs	￦	424	849	454	904
Net interest expense on the net defined benefit liabilities		30	60	4	47

	￦	454	909	458	951

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

11.	Equity

(a)	Changes in accumulated other comprehensive loss for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 were as follows:

	2014		2013
Beginning balance	￦	(2,919)	(2,650)
Remeasurements of the defined benefit liabilities		(533)	(356)
Tax effect		129	87

Ending balance	￦	(3,323)	(2,919)

(b)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Holding Companies, the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by Regulations for the Supervision of Financial Holding Companies at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 were as follows:

	2014		2013
Beginning balance	￦	7,621	8,786
Planned regulatory reserve for (reversal of) loan losses		604	(1,165)

Ending balance	￦	8,225	7,621

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the six-month periods ended June 30, 2014 and 2013 were as follows:

	2014		2013
Profit for the period	￦	819,927	826,849
Provision for regulatory reserve for loan losses		(604)	947

Profit adjusted for regulatory reserve	￦	819,323	827,796

Basic and diluted earnings per share in won adjusted for regulatory reserve	￦	1,631	1,649

(c)	Dividends declared and paid by the Company for the six-month period ended June 30, 2014 are as follows:

	2014
Common stock (￦ 650 per share)	￦	308,230
Preferred stock		61,938

	￦	370,168

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

12.	Net interest expense

Net interest expense for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Interest income:
Due from banks	￦	484	519	1,090	2,113
Loans		14,268	28,479	14,712	29,458
Others		147	179	95	189

		14,899	29,177	15,897	31,760

Interest expense:
Borrowings in won		(53)	(208)	(77)	(153)
Debt securities issued in won		(69,663)	(141,034)	(78,313)	(157,307)

		(69,716)	(141,242)	(78,390)	(157,460)

Net interest expense	￦	(54,817)	(112,065)	(62,493)	(125,700)

13.	Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Fees and commission income:
Royalty	￦	6,432	35,011	28,574	57,150
Other		2	6	6	11

		6,434	35,017	28,580	57,161

Fees and commission expense:
Other		(2)	(55)	(26)	(81)

Net fees and commission income	￦	6,432	34,962	28,554	57,080

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

14.	Dividends income

Dividends income for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Dividends from subsidiaries	￦	—	922,734	68,538	919,805

15.	Provision for (reversal of) credit losses

Provision for (reversal of) credit losses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Provision for (reversal of) credit losses on loans	￦	—	24	(28)	(33)

16.	General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Salaries:
Salary expenses and bonuses	￦	6,845	14,014	6,657	14,024
Severance benefits		454	909	458	951

		7,299	14,923	7,115	14,975
Rent		584	1,015	486	963
Entertainment		375	822	404	792
Depreciation		127	249	109	257
Amortization		136	272	157	315
Taxes and dues		135	326	195	452
Advertising		4,374	8,682	3,058	6,726
Other		3,429	5,405	3,153	5,365

	￦	16,459	31,694	14,677	29,845

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

17.	Income taxes

Income tax expense (benefit) for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Current income tax expense	￦	—	—	—	—
Origination and reversal of temporary differences		71	207	32	145
Income tax recognized in other comprehensive income		129	129	(49)	(49)

Income tax expense (benefit)	￦	200	336	(17)	96

18.	Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Net income (loss) for the period	￦	(60,855)	819,927	24,946	826,849
Less:
Dividends on preferred stock		15,440	30,713	15,441	30,713
Dividends to hybrid bonds		7,527	14,961	7,527	14,961

		22,967	45,674	22,968	45,674

Net income (loss) available for common stock	￦	(83,822)	774,253	1,978	781,175

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587
Basic and diluted earnings (loss) per share in won	￦	(177)	1,633	4	1,647

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

19.	Operating revenue

Operating revenue for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Dividend income	￦	—	922,734	68,538	919,805
Fees and commission income		6,434	35,017	28,580	57,161
Interest income		14,899	29,177	15,897	31,760
Gains on financial assets held for trading		4,481	6,791	3,329	3,955
Reversal of credit losses		—	—	28	33

	￦	25,814	993,719	116,372	1,012,714

20.	Statement of cash flows

Cash and cash equivalents reported in the accompanying separate statements of cash flows as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Due from banks with a short maturity of three months or less from the date of acquisition	￦	131,409	382

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

21.	Related party transactions

(a)	Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

Related party	Account	2014			2013
		Three- month period		Six month period	Three- month period	Six month period
Revenue:
Shinhan Bank	Interest income	￦	603	636	1,155	2,227
”	Fees and commission income		4,229	23,025	18,991	37,990
”	Dividend income		—	360,000	—	450,000
”	Reversal of credit losses		—	—	16	29
Shinhan Card	Interest income		8,019	15,959	8,019	15,959
”	Fees and commission income		1,261	6,866	5,378	10,756
”	Dividend income		—	524,044	—	400,054
”	Reversal of credit losses		1	1	13	6
”	Other non-operating income		—	3	—	—
Shinhan Investment	Interest income		2,009	4,023	2,011	4,035
”	Fees and commission income		461	2,507	2,036	4,073
”	Dividend income		—	10,000	10,000	10,000
Shinhan Life Insurance	Fees and commission income		268	1,462	1,242	2,485
”	Dividend income		—	6,000	40,000	40,000
”	Reversal of credit losses		—	—	2	1
Shinhan Capital	Interest income		4,213	8,450	4,634	9,383
”	Fees and commission income		107	583	443	885
”	Dividend income		—	4,902	—	451
Jeju Bank	Fees and commission income		60	328	260	521
”	Dividend income		—	1,524	—	762
Shinhan Credit Information	Fees and commission income		3	16	13	26
Shinhan Private Equity Investment Management	Interest income		55	109	78	156
”	Fees and commission income		2	10	6	13
Shinhan BNP Paribas AMC	Fees and commission income		16	85	74	148
”	Dividend income		—	13,260	18,538	18,538
Shinhan Data System	Fees and commission income		2	9	8	15
Shinhan Aitas	Fees and commission income		7	35	26	51
”	Dividend income		—	3,004	—	—
Shinhan Savings Bank	Fees and commission income		18	91	104	198

		￦	21,334	986,932	113,047	1,008,762

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

Related party	Account	2014			2013
		Three- month period		Six month period	Three- month period	Six month period
Expense:
Shinhan Bank	General and administrative expenses	￦	512	1,089	175	555
”	Impaired loss on investments		9	24	—	—
Shinhan Card	Impaired loss on investments		(5)	—	—	—
Shinhan Investment	Interest expenses		185	379	1,259	1,303
”	General and administrative expenses		22	60	21	57
Shinhan Capital	Impaired loss on investments		(3)	1	3	3
Shinhan Data System	General and administrative expenses		221	436	258	379

		￦	941	1,989	1,716	2,297

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(b)	Significant balances with the related parties as of June 30, 2014 and December 31, 2013 are as follows:

Creditor	Debtor	Account	2014		2013
Assets:
Shinhan Financial Group	Shinhan Bank	Due from banks	￦	131,386	385
”	”	Other assets		164,123	169,311
”	Shinhan Card	Loans		699,865	699,865
”	”	Other assets		96,548	103,599
”	Shinhan Investment	Loans		199,914	199,914
”	”	Other assets		2,888	3,357
”	Shinhan Life Insurance	Other assets		6,277	5,290
”	Shinhan Capital	Loans		429,815	429,815
”	”	Other assets		14,139	11,013
”	Jeju Bank	Other assets		718	1,234
”	Shinhan Credit Information	Other assets		421	493
”	Shinhan Private Equity Investment Management	Loans		7,489	7,489
”	”	Other assets		79	306
”	Shinhan Data System	Other assets		577	315

			￦	1,754,239	1,632,386

Liabilities:
Shinhan Bank	Shinhan Financial Group	Other liabilities	￦	42,565	—
Shinhan Card	”	Other liabilities		5,275	373
Shinhan Investment	”	Other liabilities		27,841	16,353
Shinhan Life Insurance	”	Other liabilities		2,107	1,553
Shinhan Capital	”	Other liabilities		2,921	—
Jeju Bank	”	Other liabilities		208	—
Shinhan Credit Information	”	Other liabilities		10	—
Shinhan Private Equity Investment Management	”	Other liabilities		75	178
Shinhan BNP Paribas AMC		Other liabilities		53	—
Shinhan Data System	”	Other liabilities		6	53
Shinhan Aitas	”	Other liabilities		22	—
Shinhan Savings Bank	”	Other liabilities		139	—

			￦	81,222	18,510

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

21.	Related party transactions (continued)

(c)	Compensation of key management personnel for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Salaries	￦	1,256	2,326	1,385	2,604
Severance benefits		23	45	12	21
Share-based payment expenses (*)		401	895	144	450

	￦	1,680	3,266	1,541	3,075

(*)	The amounts recognized as salary expenses during the vesting period